UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Comstock Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.50 per share

(Title of Class of Securities)

205768203

(CUSIP Number)

Carl H. Westcott

100 Crescent Court, Suite 1620

Dallas, TX 75201

214-777-5003

with a copy to:

Crews Lott

Baker & McKenzie LLP

2300 Trammell Crow Center

2001 Ross Avenue

Dallas, TX 75201

214-978-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 20, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205768203		13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Carl H. Westcott

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 737,500 (1)

	8.	Shared Voting Power 308,500 (1)

	9.	Sole Dispositive Power 737,500 (1)

	10.	Shared Dispositive Power 356,800 (1) (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,094,300 (1) (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 8.75% (3)

14.	Type of Reporting Person IN

(1)

Carl H. Westcott directly holds 737,500 shares of common stock, par value $0.50 per share (the “Common Stock”), of Comstock Resources, Inc., a Nevada corporation (the “Issuer”). Additionally, Mr. Westcott exercises shared voting and disposition power over 308,500 shares of Common Stock with Court H. Westcott as managers of Carl Westcott, LLC, the general partner of each of Commodore Partners, Ltd. (“Commodore Partners”), which directly owns 293,500 shares of Common Stock, and G.K. Westcott LP (“GK Westcott”), which directly owns 15,000 shares of Common Stock.

(2)

Carl H. Westcott has shared discretionary authority to purchase and dispose of shares of Common Stock under various accounts for the benefit of the following persons, who directly hold the following amounts of shares of Common Stock: Court H. Westcott, 21,500 shares; Carla Westcott, 15,500 shares; Peter Underwood, 8,710 shares; Francisco Trejo, Jr., 1,450 shares; and Rosie Greene, 1,140 shares. Carl H. Westcott does not exercise any voting power over any such shares of Common Stock owned by the aforementioned individuals and expressly disclaims beneficial ownership of such shares.

(3)

The percentage ownership is based on 12,505,990 shares of Common Stock outstanding, as reported by the Issuer in its preliminary proxy statement on Schedule 14A filed on September 19, 2016. The number of shares beneficially owned also reflects a 1-for-5 reverse stock split effected by the Issuer on August 1, 2016.

CUSIP No. 205768203		13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Commodore Partners, Ltd. 03-0476201

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 293,500 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 293,500 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 293,500 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 2.35% (2)

14.	Type of Reporting Person PN

(1)

Carl H. Westcott and Court H. Westcott exercise shared voting and disposition power over the 293,500 shares of Common Stock as the managers of Carl Westcott, LLC, the general partner of Commodore Partners.

(2)

The percentage ownership is based on 12,505,990 shares of Common Stock outstanding, as reported by the Issuer in its preliminary proxy statement on Schedule 14A filed on September 19, 2016. The number of shares beneficially owned also reflects a 1-for-5 reverse stock split effected by the Issuer on August 1, 2016.

CUSIP No. 205768203		13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). G.K. Westcott LP 20-2443941

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 15,000 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 15,000 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0.12% (2)

14.	Type of Reporting Person PN

(1)	Carl H. Westcott and Court H. Westcott exercise shared voting and disposition power over the 15,000 shares of Common Stock as the managers of Carl Westcott, LLC, the general partner of GK Westcott.

(2)

The percentage ownership is based on 12,505,990 shares of Common Stock outstanding, as reported by the Issuer in its preliminary proxy statement on Schedule 14A filed on September 19, 2016. The number of shares beneficially owned also reflects a 1-for-5 reverse stock split effected by the Issuer on August 1, 2016.

CUSIP No. 205768203		13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Carl Westcott, LLC 75-2655092

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 308,500 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 308,500 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 308,500 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 2.47% (2)

14.	Type of Reporting Person HC

(1)

Carl H. Westcott and Court H. Westcott exercise shared voting and disposition power over the 308,500 shares of Common Stock as the managers of Carl Westcott, LLC, the general partner of each of Commodore Partners, which directly owns 293,500 shares of Common Stock, and GK Westcott, which directly owns 15,000 shares of Common Stock.

(2)

The percentage ownership is based on 12,505,990 shares of Common Stock outstanding, as reported by the Issuer in its preliminary proxy statement on Schedule 14A filed on September 19, 2016. The number of shares beneficially owned also reflects a 1-for-5 reverse stock split effected by the Issuer on August 1, 2016.

CUSIP No. 205768203		13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Court H. Westcott

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 21,500 (1)

	8.	Shared Voting Power 308,500 (2)

	9.	Sole Dispositive Power 0 (1)

	10.	Shared Dispositive Power 330,000 (1) (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 330,000 (1) (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 2.64% (3)

14.	Type of Reporting Person IN

(1)

Consists of 21,500 shares of Common Stock held of record by Court H. Westcott, Trustee of the Court H. Westcott Living Trust. Carl H. Westcott has shared discretionary authority to purchase and dispose of those shares of Common Stock for the benefit of such reporting person, but does not exercise any voting power with respect to such shares. Carl H. Westcott expressly disclaims beneficial ownership of any such shares of Common Stock.

(2)

Carl H. Westcott and Court H. Westcott exercise shared voting and disposition power over 308,500 shares of Common Stock as the managers of Carl Westcott, LLC, the general partner of each of Commodore Partners, which directly owns 293,500 shares of Common Stock, and GK Westcott, which directly owns 15,000 shares of Common Stock.

(3)

The percentage ownership is based on 12,505,990 shares of Common Stock outstanding, as reported by the Issuer in its preliminary proxy statement on Schedule 14A filed on September 19, 2016. The number of shares beneficially owned also reflects a 1-for-5 reverse stock split effected by the Issuer on August 1, 2016.

CUSIP No. 205768203		13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Carla Westcott

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 15,500 (1)

	8.	Shared Voting Power 0 (1)

	9.	Sole Dispositive Power 0 (1)

	10.	Shared Dispositive Power 15,500 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,500 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0.12% (2)

14.	Type of Reporting Person IN

(1)

Carla Westcott directly holds 15,500 shares of Common Stock. Carl H. Westcott has shared discretionary authority to purchase and dispose of those shares of Common Stock for the benefit of such reporting person, but does not exercise any voting power with respect to such shares. Carl H. Westcott expressly disclaims beneficial ownership of any such shares of Common Stock.

(2)

The percentage ownership is based on 12,505,990 shares of Common Stock outstanding, as reported by the Issuer in its preliminary proxy statement on Schedule 14A filed on September 19, 2016. The number of shares beneficially owned also reflects a 1-for-5 reverse stock split effected by the Issuer on August 1, 2016.

Item 1. Security and Issuer

This Amendment No. 7 to Schedule 13D (“Amendment No. 7”) amends and supplements the original Schedule 13D filed on June 11, 2015 (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, and Amendment No. 6, the “Schedule 13D”), Amendment No. 1 to Schedule 13D filed on June 30, 2015 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed on July 6, 2015 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed on July 20, 2015 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D filed on August 10, 2015 (“Amendment No. 4”), Amendment No. 5 to Schedule 13D filed on May 25, 2016 (“Amendment No. 5”) and Amendment No. 6 to Schedule 13D filed on September 6, 2016 (“Amendment No. 6”). This Amendment No. 7 is filed jointly on behalf of Carl H. Westcott, Commodore Partners, Ltd., G.K. Westcott LP, Carl Westcott, LLC, Court H. Westcott, and Carla Westcott (the “Reporting Persons”) relating to their beneficial ownership of the common stock, par value $0.50 per share (the “Common Stock”) of Comstock Resources, Inc., a Nevada corporation (the “Issuer”), whose principal executive offices are located at 5300 Town and Country Blvd., Suite 500, Frisco,  Texas  75034. On August 1, 2016, the Issuer effected a 1-for-5 reverse stock split (the “Reverse Split”).

This Amendment No. 7 is filed pursuant to Rules 13d-1 and 13d-5 under the Securities Exchange Act of 1934, as amended, to reflect a change aggregating more than one percent (1%) in the beneficial ownership of the outstanding Common Stock in which Carl H. Westcott may be deemed to have a beneficial interest. Unless otherwise indicated, all capitalized terms used herein but not defined shall have the same meanings as set forth in the Schedule 13D.

Item 2. Identity and Background

Item 3. Source and Amount of Funds or Other Consideration

The information set forth or incorporated in Items 4 and 6 hereof are incorporated herein by reference.

With respect to each Reporting Person that is a natural person, the shares of Common Stock were acquired with the personal funds of such Reporting Person. The shares of Common Stock held by Commodore Partners, of which Carl Westcott, LLC is the sole general partner, were acquired with funds held by Commodore Partners for the general purpose of investing. The shares of Common Stock held by GK Westcott, of which Carl Westcott, LLC is the sole general partner, were acquired with funds held by GK Westcott for the general purpose of investing.

Item 4. Purpose of Transaction

This Item is being amended and supplemented to add the following:

The information set forth or incorporated in Items 3 and 6 hereof are incorporated herein by reference.

After accounting for all sales of Common Stock of the Reporting Persons since the filing of Amendment No. 6 (the period of September 6, 2016 through September 20, 2016), a net 144,560 shares of Common Stock were purchased by Carl H. Westcott during such period on his own behalf and on behalf of certain other Reporting Persons for an aggregate price of approximately $1,123,540.

Item 5. Interest in Securities of the Issuer.

This Item is being amended and supplemented to add the following:

(b)  The responses in rows 7, 8, 9 and 10 of the cover pages of this Statement are hereby incorporated by reference. Each of Court H. Westcott and Carla Westcott directly holds 21,500 and 15,500 shares of Common Stock, respectively, over which Carl H. Westcott shares dispositive power, but not voting power, pursuant to trading authorizations. Additionally, Carl H. Westcott shares dispositive power, but not voting power, pursuant to trading authorizations, of 8,710, 1,450, and 1,140 shares of Common Stock held by Peter Underwood, Francisco Trejo, Jr., and Rosie Greene, respectively. Commodore Partners holds 293,500 shares of Common Stock, over which Carl H. Westcott holds shared voting and dispositive power with Court H. Westcott as the managers of Carl Westcott, LLC, the sole general partner of Commodore Partners. GK Westcott holds 15,000 shares of Common Stock, over which Carl H. Westcott holds shared voting and dispositive power with Court H. Westcott as the managers of Carl Westcott, LLC, the sole general partner of GK Westcott.

(c)  After accounting for all sales of Common Stock of the Reporting Persons during the period of September 6, 2016 through September 20, 2016, a net 144,560 shares of Common Stock were purchased by Carl H. Westcott on his own behalf and on behalf of the other Reporting Persons for an aggregate price of approximately $1,123,540. All such sales were made on the dates and at the prices set forth below. All purchases and sales listed below were affected in ordinary open market transactions.

Name of Reporting Person	Trade Date	Number Of Shares Purchased (Sold)	Price Per Share ($)
Carl H. Westcott	9/6/2016	(2,500)	7.0500
Carl H. Westcott	9/6/2016	(2,500)	7.1500
Carl H. Westcott	9/6/2016	(2,000)	7.2500
Carl H. Westcott	9/7/2016	(2,500)	7.5000
Carl H. Westcott	9/7/2016	(2,500)	7.8200
Carl H. Westcott	9/7/2016	(1,000)	8.1000
Carl H. Westcott	9/7/2016	(2,000)	8.1500
Carl H. Westcott	9/7/2016	(2,000)	8.2000
Carl H. Westcott	9/7/2016	(2,000)	8.2500
Carl H. Westcott	9/7/2016	2,500	8.1000
Carl H. Westcott	9/8/2016	2,500	8.1000
Carl H. Westcott	9/8/2016	2,500	8.0500
Carl H. Westcott	9/8/2016	2,500	8.1000
Carl H. Westcott	9/8/2016	1,000	8.1099
Carl H. Westcott	9/8/2016	2,500	8.0500
Carl H. Westcott	9/8/2016	3,000	8.0000
Carl H. Westcott	9/8/2016	1,624	8.0500
Carl H. Westcott	9/8/2016	876	8.1810
Carl H. Westcott	9/9/2016	5,000	8.0000
Carl H. Westcott	9/9/2016	5,000	7.9500
Carl H. Westcott	9/9/2016	2,500	7.9000
Carl H. Westcott	9/9/2016	2,500	7.8600
Carl H. Westcott	9/9/2016	5,000	7.9200
Carl H. Westcott	9/12/2016	5,000	7.8800
Carl H. Westcott	9/12/2016	5,000	7.8000
Carl H. Westcott	9/13/2016	2,000	8.0100
Carl H. Westcott	9/14/2016	5,000	7.8700
Carl H. Westcott	9/14/2016	5,000	7.8200
Carl H. Westcott	9/14/2016	5,000	7.7500
Carl H. Westcott	9/15/2016	(5,000)	7.9900
Carl H. Westcott	9/16/2016	200	7.8140
Carl H. Westcott	9/16/2016	200	7.8100
Carl H. Westcott	9/16/2016	600	7.8090
Carl H. Westcott	9/16/2016	1,000	7.8090
Carl H. Westcott	9/16/2016	1,000	7.7918
Carl H. Westcott	9/16/2016	1,000	7.7899
Carl H. Westcott	9/16/2016	1,000	7.7550
Carl H. Westcott	9/16/2016	5,000	7.7000
Carl H. Westcott	9/16/2016	5,000	7.6000
Carl H. Westcott	9/16/2016	5,000	7.5200
Carl H. Westcott	9/19/2016	2,500	7.2292
Carl H. Westcott	9/19/2016	2,500	7.2300
Carl H. Westcott	9/19/2016	2,500	7.2000
Carl H. Westcott	9/19/2016	2,500	7.2000
Carl H. Westcott	9/19/2016	5,000	7.1500
Carl H. Westcott	9/19/2016	5,000	7.1000
Carl H. Westcott	9/19/2016	5,000	7.0800
Carl H. Westcott	9/19/2016	5,000	7.0999
Carl H. Westcott	9/20/2016	1,000	6.9094
Carl H. Westcott	9/20/2016	100	6.9400
Carl H. Westcott	9/20/2016	400	6.9400
Carl H. Westcott	9/20/2016	100	6.9599
Carl H. Westcott	9/20/2016	400	6.9550

Name of Reporting Person	Trade Date	Number Of Shares Purchased (Sold)	Price Per Share ($)
Carl H. Westcott	9/20/2016	400	6.9550
Carl H. Westcott	9/20/2016	100	6.9550
Carl H. Westcott	9/20/2016	100	7.0250
Carl H. Westcott	9/20/2016	300	7.0250
Carl H. Westcott	9/20/2016	100	7.0050
Carl H. Westcott	9/20/2016	500	6.9618
Carl H. Westcott	9/20/2016	1,500	6.9950
Carl H. Westcott	9/20/2016	500	7.0618
Carl H. Westcott	9/20/2016	300	7.0000
Carl H. Westcott	9/20/2016	4,100	7.0000
Carl H. Westcott	9/20/2016	600	7.0000
Carl H. Westcott	9/20/2016	(4,600)	7.2500
Carl H. Westcott	9/20/2016	(400)	7.2500
Carl H. Westcott	9/20/2016	100	7.0000
Carl H. Westcott	9/20/2016	1,900	7.0000
Carla Westcott	9/8/2016	5,000	8.0800
Carla Westcott	9/12/2016	3,500	7.8800
Carla Westcott	9/14/2016	2,000	8.0000
Carla Westcott	9/14/2016	3,500	7.8800
Commodore Partners	9/6/2016	(2,500)	7.1000
Commodore Partners	9/6/2016	(2,500)	7.1200
Commodore Partners	9/6/2016	(1,000)	7.2800
Commodore Partners	9/7/2016	(1,500)	8.1500
Commodore Partners	9/7/2016	5,000	8.1100
Commodore Partners	9/8/2016	(1,500)	8.5000
Commodore Partners	9/8/2016	5,000	8.1100
Commodore Partners	9/8/2016	5,000	8.0200
Commodore Partners	9/9/2016	2,000	8.0000
Commodore Partners	9/9/2016	2,500	7.9600
Commodore Partners	9/12/2016	2,000	7.9800
Commodore Partners	9/12/2016	5,000	7.9299
Commodore Partners	9/12/2016	100	7.9000
Commodore Partners	9/12/2016	100	7.9700
Commodore Partners	9/12/2016	1,800	8.0000
Commodore Partners	9/12/2016	1,000	7.9890
Commodore Partners	9/20/2016	100	7.0550
Commodore Partners	9/20/2016	100	7.0790
Commodore Partners	9/20/2016	100	7.0750
Commodore Partners	9/20/2016	100	7.0750
Commodore Partners	9/20/2016	100	7.0750
Commodore Partners	9/20/2016	(100)	7.2000
Commodore Partners	9/20/2016	(4,900)	7.2000
Court H. Westcott	9/7/2016	(1,000)	7.8000
Court H. Westcott	9/8/2016	(1,000)	8.5000
Court H. Westcott	9/9/2016	486	8.1300
Court H. Westcott	9/9/2016	969	8.1299
Court H. Westcott	9/9/2016	1,545	8.1499
Court H. Westcott	9/14/2016	5,000	8.0000
Court H. Westcott	9/20/2016	100	6.9750
Court H. Westcott	9/20/2016	100	6.9870
Court H. Westcott	9/20/2016	600	6.9750
Court H. Westcott	9/20/2016	200	6.9750
Court H. Westcott	9/20/2016	100	6.9870
Court H. Westcott	9/20/2016	160	6.9900

Name of Reporting Person	Trade Date	Number Of Shares Purchased (Sold)	Price Per Share ($)
Court H. Westcott	9/20/2016	100	6.9900
Court H. Westcott	9/20/2016	140	6.9900
Carl H. Westcott (1)	9/9/2016	200	8.0847
Carl H. Westcott (1)	9/9/2016	250	8.1450
Carl H. Westcott (2)	9/9/2016	10	8.0800
Carl H. Westcott (2)	9/9/2016	400	8.1595
Carl H. Westcott (2)	9/9/2016	1,900	8.1590
Carl H. Westcott (2)	9/9/2016	300	8.1397
Carl H. Westcott (3)	9/9/2016	200	8.1000
Carl H. Westcott (3)	9/9/2016	200	8.0999
Carl H. Westcott (3)	9/9/2016	100	8.0800
GK Westcott LP	9/12/2016	4,000	7.8400

(1)           For the account of Francisco Trejo, Jr.

(2)           For the account of Peter Underwood.

(3)           For the account of Rosie Greene.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7. Material to Be Filed as Exhibits

Exhibit A

Joint Filing Agreement, dated June 8, 2015, by and among Carl H. Westcott, Commodore Partners, Ltd., G.K. Westcott LP, Carl Westcott, LLC, Jimmy Elizabeth Westcott, Chart H. Westcott, Court H. Westcott, and Carla Westcott (incorporated by reference to Exhibit A to the Schedule 13D filed with the Securities and Exchange Commission on June 11, 2015).

Exhibit B	Form of Authorization of Agent (incorporated by reference to Exhibit B to the Schedule 13D filed with the Securities and Exchange Commission on June 11, 2015).

Exhibit C	Power of Attorney, dated June 8, 2015 (incorporated by reference to Exhibit C to the Schedule 13D filed with the Securities and Exchange Commission on June 11, 2015).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 21, 2016

Reporting Persons:	CARL H. WESTCOTT

/s/ Michael I. Smartt
Michael I. Smartt
Attorney-in-Fact

COMMODORE PARTNERS, LTD.

By: Carl Westcott, LLC, its general partner

/s/ Michael I. Smartt
Michael I. Smartt
Attorney-in-Fact

G.K. WESTCOTT LP

By: Carl Westcott, LLC, its general partner

/s/ Michael I. Smartt
Michael I. Smartt
Attorney-in-Fact

CARL WESTCOTT, LLC

//s/ Michael I. Smartt
Michael I. Smartt
Attorney-in-Fact

COURT H. WESTCOTT

/s/ Michael I. Smartt
Michael I. Smartt
Attorney-in-Fact

CARLA WESTCOTT

/s/ Michael I. Smartt
Michael I. Smartt
Attorney-in-Fact